

<u>MAIL STOP 4561</u>

March 3, 2008

Glade M. Knight, Chief Executive Officer
Apple REIT Nine, Inc.
814 East Main Street
Richmond, VA 23219

> **Re: Apple REIT Nine, Inc.**
> **Amendment No. 2 to Form S-11**
> **File No. 333-147414**
> **Filed February 6, 2008**

Dear Mr. Knight:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   We note your response to comment 5 and the revised disclosure that the compensation to senior management is in addition to fees paid by you to Apple Nine Advisors and Apple Suites Realty, which manages your operations and acquisitions and dispositions of properties, respectively. Because your disclosure indicates you are managed by your advisors, it continues to remain unclear what services will be provided by management to warrant the compensation paid in addition to the advisor fees. Please provide additional detail. In addition, to the extent that all your paid executives are employees or officers of the advisor, please include a discussion of these payments in the advisor fee table.

2.   Please update your financial statements in accordance with Rule 3-12 of Regulation S-X. Please update your prior performance information.

Prior REITs, page 75

3.   We note your response to comment 6 and your additional disclosure. Please confirm to us that the $595 million in stock was paid to the investors in the public offerings and not the sponsor or its affiliates. If not, please revise the disclosure to reflect the value received by the investors in the public offering.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Yolanda Crittendon at (202) 551-3472 or Jorge Bonilla, Senior Staff Accountant, at (202) 551-3414. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3852.

Sincerely,

Michael McTiernan
Special Counsel

cc: Martin B. Richards, Esq. (via facsimile)